                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.___)*

                              Cheap Tickets, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   162672109
                                (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is file:

                    [ ]  Rule 13d-1(b)
                    [ ]  Rule 13d-1(c)
                    [x]  Rule 13d-1(d)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 162672109                   13G                      Page 1 of 5 Pages

--------------------------------------------------------------------------------
 1            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Michael J. Hartley
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
                                5  SOLE VOTING POWER

                                         0
                       ---------------------------------------------------------
   Number of Shares             6  SHARED VOTING POWER

  Beneficially Owned                     11,645,171/1/
                       ---------------------------------------------------------
   By Each Reporting            7  SOLE DISPOSITIVE POWER

      Person With                        0
                       ---------------------------------------------------------
                                8  SHARED DISPOSITIVE POWER

                                         11,645,171/1/
--------------------------------------------------------------------------------
  9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,645,171
--------------------------------------------------------------------------------
 10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
 11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     48%
--------------------------------------------------------------------------------
 12             TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------


                              * SEE INSTRUCTIONS

-------------------------------------
1 Includes 1,028,580 shares of common stock held by the Michael J. Hartley Revocable Trust, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 5,822,585 shares of common stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley.

CUSIP No. 162672109                   13G                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Sandra T. Hartley
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
                                                                        (a)[_]
                                                                        (b)[_]
--------------------------------------------------------------------------------
 3             SEC USE ONLY

--------------------------------------------------------------------------------
 4             CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
--------------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                   0
                       ---------------------------------------------------------
   Number of Shares             6  SHARED VOTING POWER

  Beneficially Owned               11,645,171/2/
                       ---------------------------------------------------------
   By Each Reporting            7  SOLE DISPOSITIVE POWER

      Person With                  0
                       ---------------------------------------------------------
                                8  SHARED DISPOSITIVE POWER

                                   11,645,171/2/
--------------------------------------------------------------------------------
 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,645,171
--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    48%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                              * SEE INSTRUCTIONS

----------------------------
/2/ Includes 1,028,579 shares of common stock held by the Sandra Tatsue Hartley Revocable Trust, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Sandra T. Hartley) and 5,822,586 shares of common stock held by Michael J. Hartley. Mrs. Hartley is the wife of Michael J. Hartley.

CUSIP No. 162672109                   13G                      Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

                Cheap Tickets, Inc.

Item 1(b.)    Address of Issuer's Principal Executive Offices:

                1440 Kapiolani Boulevard
                Honolulu, Hawaii 96814

Item 2(a).    Name of Person Filing:
              This statement is filed by and on behalf of (a) Michael J. Hartley as an individual, as trustee of the Michael J. Hartley Revocable Trust, as amended, and as a general partner of the Hartley Investments Limited Partnership; and (b) Sandra T. Hartley as an individual, as trustee of the Sandra Tatsue Hartley Revocable Trust, as amended, and as a general partner of the Hartley Investments Limited Partnership.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

                c/o Cheap Tickets,
                1440 Kapiolani Boulevard
                Honolulu, Hawaii 96814

Item 2(c).    Citizenship:

                United States of America

Item 2(d).    Title of Class of Securities:

                Common Stock

Item 2(e).    CUSIP Number:

                162672109

Item 3.       If this statement is filed pursuant to (S)240.13d-1(b), or
              (S)240.13d-2(b) or (c), check whether the person filing is a:

                Not Applicable.

Item 4.       Ownership.
              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount beneficially owned:  11,645,171 shares
              (b) Percent of class:  48%
              (c) Number of shares as to which such person has:

CUSIP No. 162672109                   13G                      Page 4 of 5 Pages

              (i) Sole power to vote or to direct the vote:  0

              (ii) Shared power to vote or to direct the vote:

              Mr. Hartley:  11,645,171/3/
              Mrs. Hartley:  11,645,171/4/

              (iii) Sole power to dispose or to direct the disposition of:  0

              (iv) Shared power to dispose or to direct the disposition of:

              Mr. Hartley:  11,645,171/3/
              Mrs. Hartley:  11,645,171/4/

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.\

                Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.       Notice of Dissolution of a Group.

                Not Applicable.

Item 10.      Certifications.

                Not Applicable.
-----------------------------

/3/ Includes 1,028,580 shares of common stock held by Michael J. Hartley Revocable Trust, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 5,822,585 shares of common stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley.

/4/ Includes 1,028,579 shares of common stock held by Sandra Tatsue Hartley Revocable Trust, as amended, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Sandra T. Hartley) and 5,822,586 shares of common stock held by Michael J. Hartley. Mrs. Hartley is the wife of Michael J. Hartley.

CUSIP No. 162672109                   13G                      Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              Date:  February 13, 2001



                                              /s/  Michael J. Hartley
                                      --------------------------------------
                                                Michael J. Hartley
                                       As an Individual and as Trustee of
                                         the Michael J. Hartley Revocable
                                        Trust and General Partner of the
                                            Hartley Investments Limited
                                                    Partnership




                                             Date:  February 13, 2001



                                              /s/  Sandra T. Hartley
                                      --------------------------------------
                                                 Sandra T. Hartley
                                       As an Individual and as Trustee of
                                        the Sandra Tatsue Hartley Revocable
                                            Trust and General Partner
                                            of the Hartley Investments
                                                Limited Partnership